OWL ROCK CAPITAL CORPORATION III

399 Park Avenue

New York, NY 10022

August 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Mses. Vroman-Lee and Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation III Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333—265111)

Dear Mses. Vroman-Lee and Miller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Owl Rock Capital Corporation III (the “Registrant”) hereby requests acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 to 2:00 p.m. Eastern Time on August 25, 2022, or as soon thereafter as is practicable.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 of Eversheds Sutherland (US) LLP, legal counsel to the Registrant.

Sincerely,

Owl Rock Capital Corporation III

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Operating Officer and Chief Financial Officer